Exhibit 21.1

List of Subsidiaries of
Freeport-McMoRan Copper & Gold Inc.

Entity	Organized	Name Under Which It Does Business

Atlantic Copper, S.A.	Spain	Same
FM Services Company	Delaware	Same
PT Freeport Indonesia	Indonesia and Delaware	Same
PT Irja Eastern Minerals	Indonesia	Same
PT Puncakjaya Power	Indonesia	Same